January 5, 2011

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-4561

Re:	Wonder International Education & Investment Group Corporation
REQUEST FOR ACCELERATION OF THE EFFECTIVE DATE OF REGISTRATION STATEMENT ON FORM S-1 FILED ON DECEMBER 23, 2010

Dear Sir or Madam:

     This letter is to request acceleration of the effective date of the pending registration statement on Form S-1. The Company requests that the registration statement become effective at 12:00 p.m. (EST) on Thursday, January 6, 2011.

     With this request for acceleration of the effective date of the pending registration statement, the Company acknowledges the following:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

     The Company respectfully requests acceleration of the effective date of the pending registration statement to the proposed day and time stated above. Thank you.

Very Truly Yours,
Wonder International Education & Investment Group Corporation

/s/ Xiang Wei
Xiang Wei
Chief Executive Officer and Director